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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                             RESOURCE AMERICA, INC.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    761195205
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)


               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                             [   ]          Rule 13d-1(b)
                             [   ]          Rule 13d-1(c)
                             [ X ]          Rule 13d-1(d)

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.  761195205

----------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               James C. Eigel

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                                      (b)   X

3              SEC USE ONLY

4              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

                                 5  SOLE VOTING POWER
                                      982,799
NUMBER OF           --------------------------------------------
SHARES                           6  SHARED VOTING POWER
BENEFICIALLY                          0
OWNED BY            --------------------------------------------
EACH
REPORTING                        7  SOLE DISPOSITIVE POWER
PERSON                                982,799
WITH                --------------------------------------------
                                 8  SHARED DISPOSITIVE POWER

                                      0

9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               982,799

10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

               Not Applicable

11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               5.6%

12             TYPE OF REPORTING PERSON*

               IN

 *             See Instructions



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ITEM 1 (a)     NAME OF ISSUER:

               Resource America, Inc.

ITEM 1 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1521 Locust Street, 4th Floor
               Philadelphia, Pennsylvania 19102

 ITEM 2 (a) - (c)         NAMES, ADDRESSES & CITIZENSHIP OF PERSONS FILING:

               Name and Address                    Citizenship
               ----------------                    -----------

               James C. Eigel                        U.S.A.
               1201 Edgecliff Place
               Cincinnati, Ohio 45206

ITEM 2 (d)     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2 (e)     CUSIP NUMBER:

               761195205

ITEM 3 If this statement is filed pursuant to secs.240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

               (a) [   ]     Broker or dealer registered under section 15 of
                             the Act.

               (b) [   ]     Bank as defined in section 3 (a) (6) of the Act.

               (c) [   ]     Insurance company as defined in section 3 (a) (19)
                             of the Act.

               (d) [   ]     Investment company registered under section 8 of
                             the Investment Company Act of 1940.

               (e) [   ]     An investment adviser in accordance with
                             sec.240.13d-1(b)(1)(ii)(E).

               (f) [   ]     An employee benefit plan or endowment fund in
                             accordance with sec.240.13d-1 (b) (1) (ii) (F).

               (g) [   ]     A parent holding company or control person in
                             accordance with sec.240.13d-1 (b) (ii) (G).

               (h) [   ]     A savings association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act.




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               (i) [   ]      A church plan that is excluded from the
                              definition of an investment company under
                              Section 3(c)(14) of the Investment Company Act of 1940.

               (j) [   ]      Group, in accordance with
                              sec.240.13d-1 (b) (1) (ii) (J).

ITEM 4         OWNERSHIP:

(a)            Amount beneficially owned:   982,799
                                            -------


(b)            Percentage of class:   5.6%
                                      ----


(c)            Number of shares as to which the person has:

               (i)      Sole power to vote or to direct the vote         982,799
                                                                         -------

               (ii)     Shared power to vote or to direct the vote             0
                                                                         -------

               (iii)    Sole power to dispose or to direct the
                        disposition of                                   982,799
                                                                         -------

               (iv)     Shared power to dispose or to direct
                        the disposition of                                     0
                                                                         -------

ITEM 5         OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

               Not Applicable

ITEM 6         OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               James C. Eigel has sole dispositive and voting power over all of the shares. In addition to Mr. Eigel's individual title to the shares, certain of the shares are titled in the name of additional entities, as follows:

                     Jim Oil & Gas, Inc., an Ohio corporation:        58,935 shares
                                                                      -------------
                     Viking Investors, an Ohio limited partnership:   616,106 shares
                                                                      --------------
                     Eigel Investors, an Ohio limited partnership:    263,838 shares
                                                                      --------------




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                    None of the above stated entities has either voting or
                    dispositive power over the shares beneficially owned by Mr. Eigel. The remaining 43,920 shares are titled in the name of James C. Eigel individually. See also attached EXHIBIT A.

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               See response to Item 7

ITEM 9         NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10        CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2001

                                            JAMES C. EIGEL

                                            /s/ James C. Eigel
                                        ---------------------------------------












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                                    EXHIBIT A

                         IDENTIFICATION OF SUBSIDIARIES

------------------------------ ------------------------------- ------------------------------ -------------------------------
     NAME OF ENTITY                TYPE OF ENTITY               STATE OF ORGANIZATION           OWNERSHIP BY JAMES C. EIGEL
------------------------------ ------------------------------- ------------------------------ -------------------------------
Jim Oil & Gas, Inc.              Corporation                               Ohio                         100%
------------------------------ ------------------------------- ------------------------------ -------------------------------
Viking Investors                 Limited Partnership                       Ohio                      Sole Partner
------------------------------ ------------------------------- ------------------------------ -------------------------------
Eigel Investors                  Limited Partnership                       Ohio                      Sole Partner
------------------------------ ------------------------------- ------------------------------ -------------------------------




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